Millennium Group International Holding Limited

Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong

Kowloon, Hong Kong 999077

People’s Republic of China 325025

August 22, 2022

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Erin Donahue

Re:	Millennium Group International Holdings Ltd Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 1, 2021 CIK No. 0001903995

Dear Ms. Donahue:

This letter is in response to your letter on June 6, 2022 in which you provided a comment to Amendment No.1 to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Millennium Group International Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on May 18, 2022. On the date hereof, the Company has submitted a second Amendment to Registration Statement on Form F-1. We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Amendment No. 1 to Confidential Draft Registration on Form F-1 submitted on May 19, 2022

Prospectus Cover Page, page i

1.	We note your disclosure that Millennium is a holding company incorporated in Cayman Islands. Please revise your disclosure to state that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

RESPONSE:  We respectfully advise the Staff that we have previously disclosed on the cover page that “Millennium Group International Holdings Limited, or Millennium, is a holding company incorporated in Cayman Islands. As a holding company with no material operations, it conducts a substantial majority of its operations through the subsidiaries established in Hong Kong, the People’s Republic of China, or the PRC or China, and Vietnam.” We further revised to disclose that “We are not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries based in China and that this structure involves unique risks to investors.” on the cover page. We further advise the Staff that we have also previously disclosed in the subsequent paragraph that our “equity structure is a direct holding structure” (emphasis added) and we do not adopt a VIE corporate structure that involve contractual relationships with operating entities in the PRC, as referenced in this comment by the Staff. Therefore, the second half of the comments regarding contracts not tested in court and the relative risks to VIE structure is not applicable.

2.	We note your response to prior comment 2. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

RESPONSE:  We respectfully advise the Staff that we have disclosed how we will refer to the holding company and its subsidiaries. We further advise the staff that since we have a direct equity holding structure, we own equity in all operating entities in the PRC and Hong Kong, and the requested disclosure, which is VIE-specific, will be neither applicable nor accurate, for the purpose of our corporate description. We have also disclosed, consistent with comment #1 above, that Millennium “is a holding company incorporated in Cayman Islands with no material operations.”

3.	We note your response to prior comment one. We note your disclosure that no dividend was declared for the years ended June 30, 2021 and 2020, and as of the date of this prospectus. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Please clarify, if true, that you and your subsidiaries have not declared dividends.

RESPONSE:  We respectfully advise the Staff that we have updated the disclosure to state that as of the reporting periods presented in the prospectus and the date of Amendment No. 2 to the Draft Registration Statement. We have revised the disclosure to indicate that we have in fact declared dividends as follows:

On September 1, 2020, Yee Woo Shenzhen, a China-based subsidiary, declared dividend in the amount of US$9.3 million, with dividend withholding tax provision approximately US$0.9 million, to its then 100% shareholder YWPPC, a Hong Kong subsidiary, which was considered as intragroup transaction when declared. As disclosed on pages F-8 and F-40, the entire interest of YWPPC was then transferred to the Controlling Shareholders effective on December 31, 2020 and since then YWPPC was de-recognized from the Group resulting in a dividend payable US$8.4 million, net of dividend withholding tax provision of US$0.9 million, to the Controlling Shareholders. At year end, the dividend payable to the Controlling Shareholders US$8.4 million was waived by the Controlling Shareholders and such waiver of amounts payable to shareholders was capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2021.

On February 28, 2022, Millennium Printing, a Hong Kong subsidiary, declared dividend in the amount of US$7 million to its immediate holding company and thereafter the same amount of dividend was declared to those intermediate holding companies up the chain and then finally to the Controlling Shareholders. The dividend payable to the Controlling Shareholders was waived by the Controlling Shareholders on June 30, 2022, and such amount payable to shareholders will be capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2022. This is the capitalization from dividend payable to shareholders to addition paid-in capital as at June 30, 2022. This subsequent event has been properly disclosed on pages F-33 and F-62.

Other than these two recapitalization exercises, there have been no other transfers, dividends, or distributions made between the holding company and its subsidiaries, or to investors, and that neither we nor our subsidiaries have declared dividends for the years ended June 30, 2020 and 2021 and for the six months ended December 31, 2021 and up to the date of the prospectus.

The purpose of the above recapitalization exercises that involved dividends declaration with waiver and subsequent capitalization as additional paid-in capital was mainly to optimize our capital structure by enhancing the paid-up capital of the Company in order to meet the expectation from our customers, suppliers and financial institutions for a higher shareholders’ equity. We believe the recapitalization will attract more good standing customers and suppliers, better trading terms, together with allowing the Company to obtain more favorable support from financial institutions with competitive financing terms.

Prospectus Summary, page 1

4.

We note your response to prior comment 3. We reissue our comment. Please ensure that you address each element of the comment. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Please also include a cross reference to each specific risk factor.

RESPONSE:  We respectfully advise the Staff that we have disclosed the risks that our corporate structure and having the majority of the company’s operations in China pose to investors. We have also disclosed risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. We have disclosed risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We have also provided cross-references to each specific risk factor. See relevant disclosures on the cover page and on pages 5-7 of the Summary of Risk Factors.

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5.	We note your response to prior comment 4 and reissue our comment. Please ensure that the risks referenced in your summary risk factors are reflected in your risk factors section beginning on page 13. In that regard, we note that you the fourth bullet under Risks Related to Doing Business in the PRC is not reflected in your risk factors section.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosure so that the risks referenced in the summary risk factors are all reflected in the risk factor section.

6.	We note your response to prior comment 5 and reissue our comment in part. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business.

RESPONSE:  We respectfully advise the Staff that we have disclosed in a tabular format on page 11 each permission or approval that we and our operating subsidiaries are required to obtain from Chinese authorities. We have also disclosed that as of the date of the prospectus, we and our operating subsidiaries have received and maintain all requisite licenses, permissions or approvals from Chinese authorities necessary to engage in business and we and our operating subsidiaries have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from Chinese authorities.

7.	We note your disclosure that you are not required to obtain permission from any PRC authorities to issue your securities to foreign investors. Please explain how you determined that permissions and approvals were not necessary when you provide disclosure to that effect. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why.

RESPONSE:  We respectfully advise the Staff that we have previously disclosed that as advised by the PRC counsel, permissions and approval are not necessary to issue our securities to foreign investors and that such PRC counsel’s consent will be filed in the next rounds of amendments to this prospectus.

8.	Please revise both the risk factors summary and the Risk Factors section to move forward the risks related to doing business in the PRC so that such risks are prominently disclosed within each section in relation to other identified material risks.

RESPONSE:  We respectfully advise the Staff that we moved forward the risks related to doing business in the PRC in both the risk factors summary and the Risk Factors sections, pages 15 of the prospectus, respectively.

Risk Factors, page 13

9.	We note your response to prior comment 7. Please revise your disclosure to highlight separately within the risk factor section the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosure to highlight separately within the risk factor, entitled “Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” on page 20 where we disclose the risk that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering. We have previously disclosed the risk that any action by the Chinese government could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless under the risk factor entitled “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 19.

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Risk Factors

We are an “emerging growth company”, page 40

10.	We note your response to prior comment 10. Due to the fact that you have irrevocably elected not to use the extended transition period for complying with new or revised financial accounting standards, as we previously requested, please check the related box on the cover page of your filing to indicate this election. Please note the box we are referring to is below the box in which you identify the company as an emerging growth company.

RESPONSE:  We respectfully advise the Staff that since we did not intend to irrevocably elect not to use the extended transition period for complying with new or revised financial accounting standards, we have not checked the related box on cover page. We have also updated the relevant disclosure under “Risk Factors - Risks Related to this Offering - We are an “emerging growth company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors” on page 44 to state that “we have elected to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to accounting standards that are available to emerging growth companies.”

Dilution, page 48

11.	You disclose that your net tangible book value attributable to shareholders on December 31, 2021 was $32,371,709 or approximately $1.62 per ordinary share. Please tell us what consideration you gave to excluding right-of-use assets from your calculation of net tangible book value, given that there is no related lease liability associated with this asset. Please note that net tangible assets should exclude any intangible asset that cannot be sold separately from all other assets of the business and any other intangible asset for which recovery of book value is subject to significant uncertainty or illiquidity. Please advise or revise your disclosures accordingly.

RESPONSE: We respectfully advise the Staff that the net tangible book value attributable to shareholders on December 31, 2021 amounting to $32,371,709 arose from shareholders’ equity amounting to $32,881,125, deducted by the intangible assets amounting to $509,416. As a result, the net tangible book value attributable to shareholders on December 31, 2021 amounting to $32,371,709 already included the right-of-use assets in our calculation.

Business, page 59

12.	We note your disclosure that you intend to use the proceeds from this offering to establish new factories. Please revise, here and elsewhere as appropriate, to provide a discussion of your planned factory expansion, including the nature of your planned expansion, an estimate of the amount of expenditures that will be required and the amount already paid, how the expansion will be financed, the estimated start and completion dates of the expansion, and the anticipated increase in production capacity. Please refer to Item 4.D of Form 20-F.

RESPONSE:  We respectfully advise the Staff that we have expanded our disclosure from page 78 to 79 to include a discussion of our planned factory expansion, an estimate of the amount of expenditures that will be required for the expansion, the amount already outlaid, how the expansion will be financed, the estimated start and completion dates of the expansion, and the anticipated increase in our overall production capacity.

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Related Party Transactions, page 110

13.	We note your response to prior comment 13. Please more fully describe the nature of the transactions. For example, we note that the Company made advances to M-GEN Innovation Company Limited. However, the purpose of these advance payments is unclear. Please consider including a narrative disclosure instead of the tabular disclosure to provide investors with a more detailed discussion of the nature of your related party transaction. We also note that there appear to be a number of discrepancies in the fees incurred versus the fees paid. For example, we note that for Wah Tong Paper Products Factory Limited you incurred rental expenses of $220,011 and you paid $235,336 in rental expenses. Please explain the discrepancies in the amounts incurred and payments made.

RESPONSE: We respectfully advise the Staff that the tables for significant related party transactions for the years ended June 30, 2020 and 2021 and for the six months ended December 31, 2021 on pages 115 to 121, pages F-21 to F-27 and pages F-51 to F-57, respectively, were modified and Notes 1 – 8 were added to include narrative disclosure for the related party transactions in relation to non-trade nature as suggested.

The discrepancies were due to the fees accrued for the period versus the fees actually paid for the period. Actual fees paid in current period may include payment for expenses accrued but not yet paid in previous period. Moreover, actual fees paid in current period may only cover part of the accrued expenses in current period. For example, the rental payment of Wah Tong Paper Products Factory Limited amounting to $235,336 included settlement of rental commitment amounting to $220,011 for the year ended June 30, 2020 and payment amounting to $15,325 for the outstanding balances brought forward from year ended June 30, 2019.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-33

14.	As a result of your response to prior comment 18, it appears you revised the classifications of amounts presented in your annual statements of cash flows. Please more fully explain to us what you revised and how you determined the revised classifications are appropriate. Based on these corrections, please tell us what consideration you gave to providing the disclosures required by ASC 250-10-50-7 or tell us why you do not believe they are required. In addition, please have your auditor tell us what consideration they gave to referring to these corrections in their audit report.

RESPONSE:  We respectfully advise the Staff that in the statements of cash flow, the repayments to related parties are reclassified from operating activities to cash flows used in operating activities for trade nature and financing activities for non-trade nature in the submission on May 18, 2022. We respectfully advise the Staff that we further revised the classification of cash flow under financing activities to investing activities and financing activities on the reply of this round. Advances to/repayments from the related parties were now classified as investing activities since these are the funds transferred to/repayments from related parties for the working capital of the related parties. Advances from/repayments to related parties for working capital of the group were classified as financing activities. The revision on May 18, 2022 and further revision in this reply are properly reflected on pages F6, F-17, F-18, F-38, F-47, and F-48. These revisions had no impact on the Company’s net income or financial position as such no disclosure is required under ASC 250-10-50-7.

Regarding the auditor’s report, we have our auditor updated the auditor’s report by adding a paragraph mentioning the revision of previously disclosed figures. We respectfully advise the Staff that further details are disclosed on pages F-2 and F-34.

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(1) Organization and Business Background, page F-34, page F-34

15.	We note your responses to prior comments 14 and 18, including your disclosure that the net amount arising from reorganization of approximately US$17.3 million, recognized in additional paid-in capital, is contributed by the amounts due to shareholders that were waived in the reorganization process during 2021 of approximately US$23.1 million, partially offset by amounts incurred for the transfer of shareholdings of certain subsidiaries to the company of approximately US$5.8 million. We assumed the reorganization solely resulted in the formation of the holding company, including the exchange of prior equity interests for equity interests in the holding company. It is not clear to us why or how the reorganization resulted in changes in amounts due from and amounts due to various related parties as disclosed here and in note 10. Please clarify your disclosures and more fully explain to us the terms of the reorganization and the transactions related to the reorganization, including the facts and circumstances that resulted in increases and decreases in amounts due from and amounts due to various related parties as a result of the reorganization as disclosed in note 10. Please clarify your disclosures and more fully explain to us how and why the balances arose and how and why they were impacted by the reorganization. Please also clarify whether the increases and decreases disclosed in note 10 resulted in amounts being received and/or paid in cash and explain how the changes in these balances are reflected in the statements of cash flows, including how you determined the presentation is appropriate. To the extent that the increases and decreases in amounts due from and amounts due to related parties were not received and/or paid in cash, it is not clear to us why they would be reflected in the statements of cash flows.

RESPONSE: In respect of properly reflecting the reorganization of companies for listing, we respectfully advise the Staff that we have updated our disclosure on pages F-8 and F-39-F-40 of the prospectus regarding the reorganization of the listing group.

Reorganization

The Reorganization of the Company’s legal structure was completed on January 22, 2022. The Reorganization involved (i) the incorporation of Millennium Group International Holdings in the Cayman Islands as the issuer for the purpose of this listing; (ii) the establishment of certain wholly-owned subsidiaries in Hong Kong and the PRC as holding companies of subsidiaries in Hong Kong and the PRC, respectively; and (iii) the transfer of equity interests of certain companies to the Company from its former shareholders and vice versa. Please refer to the listing structure after reorganization on page 4 of the prospectus. As the Group were under same control of the shareholders and their entire equity interests were also ultimately held by the same shareholders immediately prior to the group reorganization; therefore, for accounting purposes, the Reorganization was accounted for as a transaction of entities under common control.

Nevertheless. we clarify that net amount of US$17.3 million is not considered as part of the Reorganization. This included the recapitalization of dividend payables and waiver of amounts due to shareholders which was approved by the Controlling Shareholders before the formation of the holding company. Accordingly, we have amended the terms “Arising from reorganization” in the consolidated statement of changes in shareholders’ equity to “Waiver of amounts due to shareholders” and “Recapitalization”, respectively, on pages F-5 and F-37 of the prospectus.

The amount of US$17.3 million consists of the followings:

(i) waiver of dividend payable to the shareholders of approximately US$8.4 million that was capitalized as additional paid-in capital as mentioned in our response to query 3 above; and

(ii) waiver of net amount due to the six ultimate shareholders of in aggregate approximately US$14.7 million with amount due to each shareholder of US$2.45 million and this was offset by the amounts resulting from the transfer of shareholding of certain subsidiaries between the shareholders and the Company of approximately US$5.8million, resulting in amount approximately US$8.9 million, which was capitalized as additional paid-in capital. The amount due to shareholders was arisen from funds transfer by the Controlling Shareholders to the Group in prior years to support the working capital needs of the Group. Accordingly, we respectfully advise the Staff that we have amended pages 115 to 121, pages F-21 to F-27 and pages F-51 to F-57 of the Prospectus on the amount due to shareholders and added in Note 8 of Note 10 to the financial statements.

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In relation to US$17.3 million indicated above, we respectfully advise the Staff that no cash flows were involved since it was a waiver of amounts due to shareholders during the track record periods.

On the other hand, those advances from/repayments to related parties involved cash inflows/outflows were properly disclosed under “Cash Flows from Financing Activities” and those advances to/repayments from related parties involved cash outflows/inflows were properly disclosed under “Cash Flows from Investing Activities” in consolidated financial statements of cash flows. In relation to the increases and decreases in amounts due from and amounts due to related parties which were not received and/or paid in cash, we respectfully advise the staff that they were not reflected in the Statements of Cash Flows.

In relation to (a) how the Reorganization resulted in changes in amounts due from and amounts due to various related parties as disclosed here and in note 10; (b) the disclosures and the terms of the Reorganization and the transactions related to the Reorganization, including the facts and circumstances that resulted in increases and decreases in amounts due from and amounts due to various related parties as a result of the Reorganization as disclosed in note 10; and (c) how and why the balances arose and how and why they were impacted by the Reorganization, please refer to our responses and amended disclosures as mentioned in query 16 (b) & (c) below.

(10) Related Party Balance and Transactions, page F-44

16.	Based on your response and the revisions you made related to prior comment 18, please address the following:

●	You disclose you provided non-trade advances to M-GEN Innovation, Wah Cheong Paper Packaging Limited, and Wah Tung Thai Logistics (Shenzhen) Limited. Disclose why you provided advances to each related party, including the purpose of each advance. In addition, explain to us where and how these advances are reflected in the statements in the statements of cash flows. If the advances are essentially related party loans, it is not clear to us why the advances and related re-payments would not be reflected in investing cash flows.
●	Explain the facts and circumstances regarding the decreases in amounts due from related parties during the year ended June 30, 2021 that resulted from the group reorganization; and
●	Explain the facts and circumstances regarding the initial amounts due to the six shareholders as of June 30, 2020 and the facts and circumstances that resulted in increases and decreases in the amounts during the year ended June 30, 2021 that resulted from acquisitions and the group reorganization.

RESPONSE:

a.	We respectfully advise the Staff that the table for significant related party transactions on pages 115 to 121 pages F-21 to F-27 and pages F-51 to F-57 of the prospectus was updated and added Notes 1 (a) – 1 (i) to include narrative disclosure for the related party transactions as suggested. For the details and nature of advances to M-Gen Innovation and Wah Tung Thai Logistics (Shenzhen) Limited, please refer to Note 1 (a) and Note 1 (d) on pages 120, F-26 and F-56 of the prospectus. The balance amounted to US$13 with Wah Cheong Paper Packaging Limited was related to payment of annual filing fee on its behalf. As this amount was incurred with YWPPC before our track period and since YWPPC was separated from the group afterwards by 31 December 2020, there are not cash flow related movements.

For the advances to M-GEN Innovation and Wah Tung Thai Logistics (Shenzhen) Limited during the track record periods, the related cash outflows were properly included in the “Advances to/repayments from related parties” under “Cash Flows from Investing Activities” in the consolidated financial statements of cash flows on pages F-6 and F-38 of the prospectus. These revisions on pages F-17 to F-18 and F-47 to F-48 had no impact on the Company’s net income or financial position as such no disclosure is required under ASC 250-10-50-7.

b.	We respectfully advise the Staff that the wordings “decreases in amounts due from related parties as a result of group re-organization” during the year ended June 30, 2021 on pages 117-119, F-23-F-25 and F-53-F-55 were updated for proper disclosure and Note 2 to Note 7 were added to clarify the nature of the transactions.

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c.	We respectfully advise the Staff that the initial amount advance as of June 30, 2020 was for efficient fund utilization purposes and working capital needs of the group. For the facts and circumstances that resulted in increases and decreases in the amounts during the year ended June 30, 2021 that resulted from acquisitions and companies departure from the group, please refer to Note 8 of pages 121, F-27 and F-57 of the prospectus for the details and please read in conjunction with our response to query 15 and 17 herein.

(12) Shareholder’s Equity, page F-48

17.	We note you disclose on pages F-24, F-28, F-48, and F-52 that on April 11, 2022, the Company issued 10 million ordinary shares to YC 1926 (BVI) Limited at approximately US$37.6 million and that, after the transaction, the Company has 20 million ordinary shares issued and outstanding. We also note you retro-actively adjusted the financial statements to reflect these shares as outstanding for all periods presented in the annual and interim financial statements. Please more fully address the following:

•	Clarify whether you received cash proceeds of US$37.6 million for the 10 million ordinary shares issued on April 11, 2022. If not, revise the disclosures on each page noted above since the current disclosures appear to imply proceeds were received;
•	More fully explain how and why you determined it is appropriate to retro-actively reflect these shares as outstanding for all periods presented; and
•	To the extent it is appropriate to retro-actively reflect these shares as outstanding for all periods presented, it is not clear to us why the shares were also not retro-actively reflected as outstanding in the earnings per share disclosures on page F-31. Clarify or revise.

RESPONSE:  We respectfully advise the Staff the followings:

(a) . We would like to clarify that the 10 million ordinary shares issuance on April 11, 2022 by the Company to YC 1926 (BVI) Limited was indeed issued at par value of US$ 0.001 per ordinary share. There was no cash proceeds received for this 10 million new ordinary shares issuance. Pages F-28, F-33, F-58 and F-62 were amended to clarify that these 10 million shares were issued at par value of US$ 0.001 per ordinary share and no cash proceeds were received by the Company. This issuance of 10 million new shares was intended to enlarge the capital base preparing for the public offering and this new shares issuance rendered in a total of 20 million ordinary shares issued and outstanding that have been retroactively restated to the beginning of the first period presented.

The amount of US$37.6 million was in fact referred to the amount capitalized as additional paid-in capital in the financial statements as a result of the Controlling Shareholders’ waiver of amounts due to shareholders and this amount is now revised as US$ 31.1 million taking into account of the current capital structure of the Company. Among which, US$17.3 million, as discussed in our response to query 15, was recognized as additional paid-in capital in the financial statements for the year ended June 30, 2021 and for the six months ended December 31, 2021. Approximately US$ 13.8 million will be further recognized as additional paid-in capital in the financial statements for the year ended June 30, 2022. US$ 13.8 million comprises a waiver of dividend payable to shareholders relating to a US$7 million dividend declared on February 28, 2022 and subsequently waived by the shareholders as mentioned in our response to query 3 above and another waiver of amount due to shareholders during the period from January 1, 2022 to June 30, 2022 of approximately US$ 6.8 million.

(b) The Company acknowledges the Staff’s comment and respectfully submits that it considered the guidance applicable to the presentation of financial statements. During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the ultimate control of the Controlling Shareholders). Accordingly, the combination has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control and thus it is appropriate to retro-actively reflect these shares as outstanding for all periods presented;

(c) We respectfully advise the Staff that the earnings per share disclosures on page F-4 and F-36 (F-31 for prospectus submitted on May 18, 2022) were revised to reflect the current shares outstanding.

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(17) Subsequent Event, page F-52

18.	You disclose that you have assessed all events from June 30, 2021, up through January 31, 2022, which is the date that these consolidated financial statements are available to be issued. Given that the auditor’s report on page F-29 is dated May 17, 2022 and you disclose events that occurred after January 31, 2022, it appears to us you should revise the date disclosed here and on page F-28 accordingly.

RESPONSE:  We respectfully advise the Staff that we have amended the date to May 17, 2022 on pages F-33 and F-62 accordingly.

Recent Sales of Unregistered Securities, page II-1

19.	Please disclose the consideration received by you for each issuance of securities disclosed in this section. See Item 701(c) of Regulation S-K.

RESPONSE:  We respectfully advise the Staff that pages II-1 were revised the issuances of unregistered securities to reflect the consideration received for each issuance of securities.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Ming Yan Lai
Ming Yan Lai
Chief Executive Officer and Director

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